UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vitru Limited

(Name of Issuer)

Common shares, par value US$0.00005 per share

(Title of Class of Securities)

G9440D103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vinci Capital Gestora de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
6,073,239
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
6,073,239
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,073,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%*
12	TYPE OF REPORTING PERSON OO

* Based on 33,712,213 Shares outstanding as of February 6, 2023.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
951,155
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
951,155
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%*
12	TYPE OF REPORTING PERSON OO

* Based on 33,712,213 Shares outstanding as of February 6, 2023.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Agresti Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,362,274
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,362,274
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%*
12	TYPE OF REPORTING PERSON OO

* Based on 33,712,213 Shares outstanding as of February 6, 2023.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Botticelli Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
914,770
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
914,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%*
12	TYPE OF REPORTING PERSON OO

* Based on 33,712,213 Shares outstanding as of February 6, 2023.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caravaggio Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
812,348
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
812,348
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,348
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%*
12	TYPE OF REPORTING PERSON OO

* Based on 33,712,213 Shares outstanding as of February 6, 2023.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raffaello Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,032,692
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,032,692
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,692
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%*
12	TYPE OF REPORTING PERSON OO

* Based on 33,712,213 Shares outstanding as of February 6, 2023.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

Item 1.	(a)	NAME OF ISSUER

Vitru Limited (the “Company”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, in the state of Santa Catarina, 88032-005, Brazil

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Vinci Capital Gestora de Recursos Ltda. (“Vinci Manager”)

(ii)	Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia (“VCP”);

(iii)	Agresti Investments LLC (“Agresti”);

(iv)	Botticelli Investments LLC (“Boticelli”);

(v)	Caravaggio Investments LLC (“Caravaggio”); and

(vi)	Raffaello Investments LLC (“Raffaello”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G (Amendment No. 2) as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G (Amendment No. 2) jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal addresses of the Reporting Persons are as follows:

(i)	Vinci Manager — Av. Bartolomeu Mitre 336, Leblon, Rio de Janeiro, Brazil, 22431-002

(ii)	VCP – Rua Iguatemi, 151, 19th floor, São Paulo, São Paulo, Brazil

(iii)	Agresti – Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801

(iv)	Boticelli – Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801

(v)	Caravaggio – Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801

(vi)	Raffaello – Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801

(c)	CITIZENSHIP

(i)	Vinci Manager — Brazil

(ii)	VCP – Brazil

(iii)	Agresti – Delaware, United States

(iv)	Boticelli – Delaware, United States

(v)	Caravaggio – Delaware, United States

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

(vi)	Raffaello – Delaware, United States

(d)	TITLE OF CLASS OF SECURITIES

Common shares, par value US$0.00005 per share (the “Shares”)

(e)	CUSIP NUMBER

G9440D103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

The Reporting Persons own the following number of the Company’s Shares:

(i)	Vinci Manager owns of record no common shares or 0.0% of the issued and outstanding common shares.

(ii)	VCP owns of record 951,155 Shares or 2.8% of the issued and outstanding Shares.

(ii)	Agresti owns of record 1,362,274 Shares or 4.0% of the issued and outstanding Shares.

(iii)	Boticelli owns of record 914,770 Shares or 2.7% of the issued and outstanding Shares.

(iv)	Caravaggio owns of record 812,348 Shares or 2.4% of the issued and outstanding Shares.

(v)	Raffaello owns of record 2,032,692 Shares or 6.0% of the issued and outstanding Shares.

Vinci Manager serves as the investment manager of VCP, Agresti, Boticelli, Caravaggio and Raffaello. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares that each owns of record. Each of the Reporting Persons disclaims ownership of the Shares, except to the extent of their pecuniary interest therein.

(a)	Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 6,073,239 Shares.

(b)	Percentage Owned:

All calculation of percentage ownership herein are based on an aggregate of 33,712,213 Shares outstanding as of February 6, 2023 as reported by the Company’s transfer agent to the Reporting Persons.

(c)	Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)	Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the Shares as indicated on such Reporting Person’s cover page included herein.

(ii)	Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 18.0% Shares that may be deemed to be owned beneficially by each of them.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4, which states the identity of the members of the group filing this Schedule 13G (Amendment No. 2).

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2023

VINCI CAPITAL GESTORA DE RECURSOS LTDA.

By:	/s/ Bruno Zaremba
	Name:	Bruno Zaremba
	Title:	Director

By:	/s/ Gabriel Felzenszwalb
	Name:	Gabriel Felzenszwalb
	Title:	Director

[Signature Page to Schedule 13G (Amendment No. 2)]

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)
VINCI CAPITAL PARTNERS II J BETA FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Bruno Zaremba
	Name:	Bruno Zaremba
	Title:	Director

By:	/s/ Gabriel Felzenszwalb
	Name:	Gabriel Felzenszwalb
	Title:	Director

[Signature Page to Schedule 13G (Amendment No. 2)]

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)
AGRESTI INVESTMENTS LLC

By:	/s/ Bruno Zaremba
	Name:	Bruno Zaremba
	Title:	Director

By:	/s/ Gabriel Felzenszwalb
	Name:	Gabriel Felzenszwalb
	Title:	Director

[Signature Page to Schedule 13G (Amendment No. 2)]

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)
BOTTICELLI INVESTMENTS LLC

By:	/s/ Bruno Zaremba
	Name:	Bruno Zaremba
	Title:	Director

By:	/s/ Gabriel Felzenszwalb
	Name:	Gabriel Felzenszwalb
	Title:	Director

[Signature Page to Schedule 13G (Amendment No. 2)]

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)
CARAVAGGIO INVESTMENTS LLC

By:	/s/ Bruno Zaremba
	Name:	Bruno Zaremba
	Title:	Director

By:	/s/ Gabriel Felzenszwalb
	Name:	Gabriel Felzenszwalb
	Title:	Director

[Signature Page to Schedule 13G (Amendment No. 2)]

CUSIP No. G9440D103	SCHEDULE 13G (AMENDMENT NO. 2)
RAFFAELLO INVESTMENTS LLC

By:	/s/ Bruno Zaremba
	Name:	Bruno Zaremba
	Title:	Director

By:	/s/ Gabriel Felzenszwalb
	Name:	Gabriel Felzenszwalb
	Title:	Director

[Signature Page to Schedule 13G (Amendment No. 2)]